STATE WITHHOLDINGS

Dodge & Cox Funds is required to withhold for state income tax purposes on all redemption and exchange transactions when federal withholding occurs.

The states with mandatory withholding provisions are listed below. Shareholders with a Systematic Withdrawal Plan (SWP) may notice that net proceeds are reduced by the state withholding amount. If you would like to change the amount of your SWP, or if you have further questions, please call a Client Service Associate at 1-800-621-3979.

Impacted states: AR, CA, DE, IA, KS, MA, MD*, ME, MS**, NC, NE, OK, OR, VA, VT

*	Mandatory withholding applies to eligible rollovers only
**	Mandatory withholding applies to excess contribution returns and premature distributions only

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